Exhibit 12.1

RLI CORP.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,	Year Ended December 31,
($ in thousands, except ratios)	2012	2011	2010	2009	2008	2007
Pretax earnings from continuing operations before income (loss) from equity investees	$105,229	$177,089	$172,566	$125,210	$99,691	$244,768
Add:
Fixed charges	$5,619	$7,189	$6,978	$7,275	$7,830	$8,169
Total Earnings	$110,848	$184,278	$179,544	$132,485	$107,521	$252,937

Fixed charges:
Interest expense	$4,537	$6,050	$6,050	$6,050	$6,704	$6,997
Rental interest factor (1)	1,082	1,139	928	1,225	1,126	1,172
Total fixed charges	$5,619	$7,189	$6,978	$7,275	$7,830	$8,169

Ratio of earnings to fixed charges	19.7:1	25.6:1	25.7:1	18.2:1	13.7:1	31.0:1

(1) Estimated to be one-third of operating lease expense.